Burble Inc.

Independent Auditor's Report Together with Financial Statements

As of December 31, 2023

Burble Inc.
Table of Contents

Page

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250   Tel. (972) 217-4646
Allen, Texas 75013   Fax. (972) 217-4645
www.abdisheikh.com   cpa@abdisheikh.com

_____

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Burble Inc:

Opinion
We have audited the financial statements of Burble Inc. which comprise the balance sheet as of December 31, 2023 the related statements of income, cash flows, and changes in shareholders' equity, for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of Burble Inc. as of December 31, 2023 the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are required to be independent of Burble Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern
As discussed in Note 6 to the financial statements, certain conditions indicate that Burble Inc. may be unable to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Burble Inc.'s ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

➢ Exercise professional judgment and maintain professional skepticism throughout the audit.

➢ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

➢ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Burble Inc.'s internal control. Accordingly, no such opinion is expressed.

➢ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

➢ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Burble Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Abdi Sheikh-Ali, CPA, PLLC

Allen, Texas
November 23, 2024

Burble Inc.
Balance Sheet
As of December 31, 2023

ASSETS

Cash and cash equivalents	$	2,351
Total assets	**$**	**2,351**

LIABILITIES

Due to related parties	$	46,399
Simple Agreement for Future Equity (SAFE)		35,000
Convertible notes payable		452,936
Notes payable		45,032
Total liabilities	$	579,367

SHAREHOLDERS' EQUITY

Series A common stock, par value of $0.01 per share, 7,000,000 shares authorized, 650,000 shares issued and outstanding	$	6,500
Series B common stock, par value of $0.01 per share, 3,000,000 shares authorized, 65,023 shares issued and outstanding		650
Retained earnings (deficit)		(584,166)
Total shareholders' equity	$	(577,016)
Total liabilities and shareholders' equity	**$**	**2,351**

Burble Inc.
Statement of Income
For the year ended December 31, 2023

REVENUE

Gross revenue	$	-
Total revenue	**$**	**-**
Advertising and promotions	$	882
Bank service charges		224
Dues and subscriptions		2,142
Insurance expense		90
Legal and professional fees		4,092
Miscellaneous expenses		1,857
Rent expense		5,167
Supplies		2,785
Telephone and communication		2,115
Total operating expenses	**$**	**19,354**
Operating income (loss)	**$**	**(19,354)**
Earnings before interest, taxes, depreciation, and amortization (EBITDA)	**$**	**(19,354)**
OTHER (EXPENSE)		
Interest expense	$	(37,867)
Income tax expense (net)		-
Total other (expense)	**$**	**(37,867)**
Net income (loss)	**$**	**(57,221)**
Basic earnings per share - Series A common stock	**$**	**(0.06)**
Basic earnings per share - Series B common stock	**$**	**(0.26)**

Burble Inc.
Statement of Cash Flows
For the year ended December 31, 2023

Cash flows from operating activities

Net income (loss)	$	(57,221)

Adjustments to reconcile Change in net assets
to net cash provided by operating activities:

Decrease (increase) in other assets		2,362
Increase (decrease) in due to related parties		21,004
Net cash provided (used) by Operating activities	$	**(33,855)**

Cash flows from financing activities

Increase in convertible notes payable	$	31,768
Increase in otes payable		832
Net cash provided (used) by Financing activities	$	**32,600**

Net increase (decrease) in cash	$	**(1,255)**
Cash at beginning of period	$	**3,606**
Cash at end of period	$	**2,351**

Supplemental disclosure of cash flow information

Cash paid during the year for interest	$	**5,021**

Burble Inc.
Statement of Changes in Shareholders' Equity
For the year ended December 31, 2023

Description	Amount
	Number of Shares
Shareholders' Equity at December 31, 2022	**$ (519,795)**
Capital contributions	-
Capital distributions	-
Syndication costs	-
Net income (loss)	(57,221)
Shareholders' Equity at December 31, 2023	**$ (577,016)**

1.   Nature of Operations

Burble Inc. (the "Company") was incorporated in the State of California in 2016. The Company was founded to a unique storytelling experience that combines light, sound and story in a way that opens the imagination. The core difference is "Minimally Defined Immersion" where the story is told in an unstructured way that allows each listener/reader to imagine their own details. There are many applications for this in education, training, etc. The company is initially focused on the autism condition, as demonstrations have shown that there is a benefit to children on the spectrum.

2.   Significant Accounting Policies

a.   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC"). The Company has adopted a calendar year-end. The Statement of Changes in Shareholders' Equity reflects the number of shares in its par value of $0.01.

b.   Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c.   Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the year ended December 31, 2023, the Company did not incur any organization or deferred offering costs.

d.   Concentration of Credit Risk

The Company maintains cash with a U.S. based financial institution. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at this institution up to $250,000 per depositor.

e.   Property, Plant, & Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $5,000. The Company did not have any property, plant, and equipment as of December 31, 2023. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years
Building improvements	15- 39 years
Furniture and equipment	5 – 7 years
Software	5 years
Vehicles	5 years
Leasehold improvements	life of lease or useful life (whichever is shorter)

f.   Income Taxes

The Company is a corporation which is treated as a C-corporation for tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. For the year ended December 31, 2023, the Company had net losses and as such made no provision for income taxes in the accompanying financial statements and plans to carry forward any net operating losses to future periods. The Company is subject to income taxes in the State of California. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Management has not identified the existence of any uncertain tax positions.

f.   Income Taxes (continued)

Deferred Tax Assets

As of December 31, 2023, the Company recognized deferred tax assets of $65,944, primarily related to net operating loss (NOL) carryforwards. The deferred tax assets are calculated using the combined Federal and State statutory tax rate of 27.99%. The NOL carryforwards amount to $235,598 and may be used to offset future taxable income.

However, management has assessed the realizability of these deferred tax assets based on available evidence, including:

➢ A history of recent operating losses.
➢ Uncertainty regarding future taxable income.

Based on this evaluation, the Company concluded that it was more likely than not that a deferred tax asset will not be realized. As a result, the Company has recorded a full valuation allowance of $65,944, fully offsetting the deferred tax asset. Management will continue to monitor the realizability of the deferred tax assets in future periods based on changes in the Company's expectations of future taxable income.

Components of Deferred Tax Assets

Description		Amount
Net Operating Loss (NOL) Carryforward	$	235,598
Combined Federal and State statutory tax rate		27.99%
Total Deferred Tax Assets	**$**	**65,944**
Less valuation allowance		(65,944)
Net Deferred Tax Assets	**$**	**-**

Income Tax Expense Reconciliation

Description		Amount
Statutory Tax Benefit (at 27.99%)	$	(65,944)
Change in valuation allowance		65,944
Income Tax Expense (net)	**$**	**-**

g.   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

h.   **Advertising Costs**

The Company expenses advertising costs as they are incurred. The Company incurred $882 in advertising expenses for the year ended December 31, 2023, respectively.

i.   **Related Party Transactions**

The Company occasionally incurs expenses that are paid in advance by the founder or principals of the Company. Consequently, as of December 31, 2023, the Company recorded $46,399 in Due to Related Parties liability in the accompanying balance sheet. The loans are owed to the founders of the Company or other entities they own.

j.   **Shareholders' Capital Structure**

The Company is pursuing offerings pursuant to Regulation Crowdfunding ("Reg CF") under the Securities Act and is selling the shares directly to investors and not through registered broker-dealers who are paid commission. The maximum amounts that can be raised through Reg CF offerings are $5,000,000 in a 12-month period. The investors who contribute capital to the Company shall, upon acceptance of their subscriptions, become Series B common stock shareholders in the Company as Series A is reserved for the founding shareholder. The par value of the common stock is $0.01 and as of December 31, 2023, the Company had 650,000 shares of Series A common stock issued and outstanding and 65,023 shares of Series B common stock issued and outstanding.

k.   **Subsequent Events**

The Company's management has evaluated subsequent events and transactions for potential recognition or disclosure through November 23, 2024, the date that the 2023 financial statements were available to be issued. In April 2024, the Company amended its Articles of Incorporation, which was filed on April 19, 2024. The amendment made significant updates to the Company's authorized capital structure under Article V. The total authorized shares were set at 50,000,000, with 25,000,000 shares designated as Series A Common Stock and 25,000,000 as Series B Common Stock. The amendment also enacted a 5 for-1 stock split for both Series A and Series B Common Stock, effective upon the filing of the amendment. Each issued and outstanding share of Series A and Series B Common Stock was reclassified into five shares, aligning with the Company's strategic plans for growth and liquidity. During the same period, the majority of the convertible noteholders exchanged their notes into Series B Common Stock under the revised terms following the amendment. Additionally, in the latter part of 2024, the Company began pursuing a Regulation Crowdfunding (Reg. CF) fundraising campaign to support its growth initiatives. The Company also borrowed an additional $126,063 from Redtail Capital, a company owned by one of the founders of the Company, to provide operational liquidity.

Burble Inc.
Notes to Financial Statements - as of December 31, 2023

l.   Accounting Policy on Earnings per Share

The Company presents basic earnings per share (EPS) data for its Series A and B commons stock shares.

SAFE Impact on EPS
The Company has not presented diluted earnings per share for the current period due to the classification of its Simple Agreement for Future Equity (SAFE) as a current liability. Under the terms of the SAFE agreements, these instruments are not currently convertible into common stock and do not represent outstanding shares as of the reporting date. In accordance with ASC 260-10-45-3, instruments that are classified as liabilities are not considered potential common shares and therefore are excluded from the calculation of diluted earnings per share. The guidance specifies that only instruments that could result in the issuance of common stock and are classified as equity should be included in the diluted EPS calculation if their effect is dilutive. If, in a future reporting period, the SAFEs convert into equity, they could potentially dilute earnings per share. At that time, the Company will include such instruments in the diluted EPS calculation as required under ASC 260-10-45-5.

Convertible Debt Impact on EPS
The Company has issued a convertible promissory note that includes a conversion feature allowing for the conversion of the note's principal and accrued interest into equity securities at a discount. The following summarizes the impact of this instrument on the computation of basic and diluted earnings per share for the year ended December 31, 2023:

➢ **Basic EPS**:
   Basic EPS is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Since the Company reported a net loss of $57.221 for the year ended December 31, 2023, basic EPS reflects this loss.

➢ **Diluted EPS**:
   Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. However, due to the net loss for the year, the inclusion of the convertible promissory note would be antidilutive, and thus, the basic and diluted EPS are the same.

   o **Net Loss Adjustments**:
      ▪ Net loss attributable to common stock shareholders: $(57,221)
      ▪ Add-back of interest expense attributable to convertible notes: $29,903 (net of tax adjustment)

l. **Accounting Policy on Earnings per Share** (continued)

The presented Basic EPS is calculated by dividing the net profit or loss attributable to the ordinary Series A and B common stock shares by the weighted average number of the respective shares outstanding during the period.

1. **Basic EPS Calculation**

   ➢ The net profit attributable to ordinary shareholders is divided by the weighted average number of shares outstanding during the reporting period.

   ➢ Net profit for EPS purposes is the profit after deducting all expenses and income taxes but before considering dividends paid on preference shares or any other equity instruments.

   Key Assumptions:

   ➢ The Company considers only those potential ordinary shares that are dilutive and that are outstanding during the reporting period.

   ➢ Share options and warrants are considered when determining diluted EPS.

3. **Simple Agreement for Future Equity (SAFE)**

On February 13, 2022, the Board of Directors of Burble Inc. approved the issuance and sale of SAFEs (Simple Agreements for Future Equity) for an aggregate purchase amount of up to $3,000,000. The SAFEs provide investors the right to receive equity in the Company in connection with future financing or liquidity events, as outlined in the agreement. The terms of the SAFEs include the following key provisions:

1. **Equity Financing:** Upon the occurrence of an equity financing event, the SAFEs convert into preferred stock at a discount rate of 85% of the price per share offered in the financing.

2. **Liquidity Event:** In the event of a liquidity event, the SAFEs provide the investor with the option to either (a) receive a cash payment equal to the purchase amount or (b) receive shares of common stock based on a liquidity price.

3. **Dissolution Priority:** In a dissolution event, SAFE investors are entitled to repayment of their purchase amount before any distributions to common stockholders, subject to available funds.

4. **No Maturity or Interest:** The SAFEs have no maturity date, do not accrue interest, and remain outstanding until conversion or termination as specified in the agreement.

3.   **Simple Agreement for Future Equity (SAFE) -** continued

The Company evaluated the SAFEs under the guidance of ASC 480, *Distinguishing Liabilities from Equity*, and ASC 815, *Derivatives and Hedging*. The SAFEs were determined to meet the criteria for liability classification due to the potential for cash settlement and other contingent conversion terms. As of December 31, 2023, the total SAFE liability recorded on the balance sheet is $35,000.

4.   **Convertible Notes Payable**

The Company has issued several convertible notes payable, which bear interest at a fixed annual rate of 8% per annum. These notes are unsecured and can be converted into common stock at the option of the holder under certain conditions, as detailed below. The principal amounts, maturity dates, and monthly payment obligations of the notes are as noted in the table below.

Summary of Balances
As of December 31, 2023, the summary of the convertible notes is as follows:

  ➢ **Aggregate Initial Principal Balance**: $398,084
  ➢ **Total Outstanding Balance:** $452,936
  ➢ **Total Monthly Payment:** $12,446
  ➢ **Annual Interest Rate:** 8%

Maturity Date Range
The convertible notes have maturity dates ranging from January 16, 2024 to November 7, 2026.

Principal payments on the convertible notes payable over the next five years are due as follows:

2024	$	149,732
2025		193,458
2026		109,746
Thereafter		-
	$	**452,936**

Conversion Terms
The convertible notes allow the holders to convert the outstanding principal and accrued interest into the Company's common stock at any time prior to maturity, under the following terms:

4. Convertible Notes Payable (continued)

Mandatory Conversion

- ➢ The principal and accrued interest automatically convert into Equity Securities upon a Qualified Preferred Financing (defined as a financing event of at least $1,000,000).
- ➢ Conversion price is set at 80% of the price per share offered in the Qualified Preferred Financing.

Optional Conversion in Change of Control

- ➢ Upon a Change of Control, the lender may:

  (1) Elect repayment in cash for principal and accrued interest or

  (2) Convert the principal and interest into Common Stock at 80% of the price per share offered in the Change of Control transaction.

Fractional Shares

- ➢ No fractional shares will be issued. Cash will be paid in lieu of fractional shares based on the issue price.

Fair Value Disclosure

- ➢ **Fair Value Measurement**: The conversion feature represents an embedded derivative that may require bifurcation and fair value measurement, depending on the terms' complexity and valuation methods.

- ➢ **Discount on Debt**: The conversion at a discount to the financing price implies a **beneficial conversion feature** that must be recognized at issuance as an equity component, reducing the carrying amount of the note.

- ➢ **Subsequent Measurement**: Periodic fair value adjustments may be necessary if the conversion feature remains bifurcated as a derivative liability.

Accounting for Convertible Notes

The Company has assessed the conversion feature for each note and determined that no embedded derivative liability exists under ASC 815 (Derivatives and Hedging). The notes are therefore classified as liabilities, with the conversion feature accounted for within equity.

4.   Convertible Notes Payable (continued)

Interest Expense
For the year ended December 31, 2023, the Company recognized total interest expense of $37,867 and approximately $29,604 relates to the convertible notes.

Fair Value Disclosure
The carrying amount of the convertible notes approximates fair value as of December 31, 2023, given the market terms and conditions at issuance.

5.   Notes Payable

The company has other notes payable due to the U.S Small Business Administration (SBA) and a revocable trust. The terms and outstanding balances of the respective loans at December 31, 2023 are as follows:

Creditor:	U.S. Small Business Administration (SBA)
Issue Date:	July 10, 2020
Original Maturity Date:	July 10, 2050
Original Loan Amount:	$25,000
Periodic payment:	$122 per month
Interest rate:	3.75% annual fixed rate
Balance at 12-31-2023:	$24,752

Creditor:	Bournes Revocable Trust
Issue Date:	May 15, 2023
Maturity Date:	April 15, 2028
Original Loan Amount:	$19,500
Periodic payment:	$377 per month
Interest rate:	6.0% annual fixed rate
Balance at 12-31-2023:	$20,280

Principal payments on the two notes payables over the next five years are due as follows:

2024	833
2025	833
2026	833
2027	833
2028	21,113
Thereafter	20,587
$	**45,032**

6.   Risk and Uncertainties

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and\or residual income from its business. Certain events particular to the industry in which the Company invests, as well as general economic and political conditions or a new pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

7.   Going Concern

These financial statements are prepared on a going concern basis. The Company commenced operations several years ago and has incurred and will incur significant additional costs before achieving significant revenue or profitability. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with proceeds from its proposed private Regulation CF fundraising campaign, along with additional debt and/or other equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not take into account any adjustments that might result from these uncertainties.

Burble Creativity Inc.

Independent Auditor's Report Together with Financial Statements

As of December 31, 2024

Burble Creativity Inc.
Table of Contents

Page

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250   Tel. (972) 217-4646
Allen, Texas 75013   Fax. (972) 217-4645
www.abdisheikh.com   cpa@abdisheikh.com

_____

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Burble Creativity Inc.:

Opinion
We have audited the financial statements of Burble Creativity Inc. which comprise the balance sheet as of December 31, 2024 the related statements of income, cash flows, and changes in shareholders' equity, for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of Burble Creativity Inc. as of December 31, 2024 the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are required to be independent of Burble Creativity Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern
As discussed in Note 6 to the financial statements, certain conditions indicate that Burble Creativity Inc. may be unable to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Burble Creativity Inc.'s ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

➢ Exercise professional judgment and maintain professional skepticism throughout the audit.

➢ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

➢ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Burble Creativity Inc.'s internal control. Accordingly, no such opinion is expressed.

➢ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

➢ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Burble Creativity Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Abdi Sheikh-Ali, CPA, PLLC

Allen, Texas
April 14, 2025

Burble Inc.
Balance Sheet
As of December 31, 2024

ASSETS

Cash and cash equivalents	$	63,917
Deferred costs - net		139,766
Total assets	**$**	**203,683**

LIABILITIES

Accounts payable	$	35,662
Credit cards payable		18,770
Due to related parties		319,365
Simple Agreement for Future Equity (SAFE)		35,000
Convertible notes payable		67,084
Notes payable		44,616
Total liabilities	**$**	**520,497**

SHAREHOLDERS' EQUITY

Series A common stock, par value of $0.01 per share, 25,000,000 shares authorized, 4,443,279 shares issued and outstanding	$	44,433
Series B common stock, par value of $0.01 per share, 25,000,000 shares authorized, 375,115 shares issued and outstanding		750
Paid-in-capital		459,377
Stock warrants		94,635
Retained earnings (deficit)		(916,009)
Total shareholders' equity	**$**	**(316,814)**
Total liabilities and shareholders' equity	**$**	**203,683**

Burble Inc.
Statement of Income
For the year ended December 31, 2024

REVENUE

Gross revenue	$	-
Total revenue	**$**	**-**
Advertising and promotions	$	26,190
Dues and subscriptions		459
Legal and professional fees		150,940
Licenses, permits, and local taxes		35
Miscellaneous expenses		77
Organization costs		10,999
Rent expense		10,973
Research & development		94,679
Supplies		8,916
Telephone and communication		174
Travel expenses		1,034
Total operating expenses	**$**	**304,476**
Operating income (loss)	**$**	**(304,476)**
Earnings before interest, taxes, depreciation, and amortization (EBITDA)	**$**	**(304,476)**
OTHER (EXPENSE)		
Amortization expense	$	(12,706)
Interest expense		(14,661)
Total other (expense)	**$**	**(27,367)**
Net income (loss)	**$**	**(331,843)**
Basic earnings per share - Series A common stock	**$**	**(0.07)**
Basic earnings per share - Series B common stock	**$**	**(0.88)**

Burble Inc.
Statement of Cash Flows
For the year ended December 31, 2024

Cash flows from operating activities

Net income (loss)	$	(331,843)

Adjustments to reconcile Change in net assets
to net cash provided by operating activities:

Amortization expense		12,706
Decrease (increase) in deferred costs		(152,472)
Increase (decrease) in due to related parties		272,966
Increase (decrease) in due to credit cards payable		18,770
Increase (decrease) in due to accounts payable		35,662
Net cash provided (used) by Operating activities	$	**(144,211)**

Cash flows from financing activities

Capital contributions	$	592,045
Increase (decrease) in convertible notes payable		(385,852)
Increase in notes payable		(416)
Net cash provided (used) by Financing activities	$	**205,777**

Net increase (decrease) in cash	$	**61,566**
Cash at beginning of period	$	**2,351**
Cash at end of period	$	**63,917**

Supplemental disclosure of cash flow information

Cash paid during the year for interest	$	**14,661**

See accompanying footnotes and accountant's report

5

Burble Inc.
Statement of Changes in Shareholders' Equity
For the year ended December 31, 2024

Description	Amount
Shareholders' Equity at December 31, 2023	**$ (577,016)**
Capital contributions	592,045
Capital distributions	-
Syndication costs	-
Net income (loss)	(331,843)
Shareholders' Equity at December 31, 2024	**$ (316,814)**

1.   Nature of Operations

Burble Creativity Inc. (the "Company") was initially incorporated in the State of California in 2016 as Burble Inc. On December 16, 2024, the Company amended its name to Burble Creativity Inc. The Company was founded to a unique storytelling experience that combines light, sound and story in a way that opens the imagination. The core difference is "Minimally Defined Immersion" where the story is told in an unstructured way that allows each listener/reader to imagine their own details. There are many applications for this in education, training, etc. The company is initially focused on the autism condition, as demonstrations have shown that there is a benefit to children on the spectrum.

2.   Significant Accounting Policies

a.   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC"). The Company has adopted a calendar year-end. The Statement of Changes in Shareholders' Equity reflects the number of shares in its par value of $0.01.

b.   Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c.   Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the year ended December 31, 2024, the Company incurred $10,999 organization costs and $152,472 in deferred offering costs of which $12,706 were amortized.

d.   Concentration of Credit Risk

The Company maintains cash with a U.S. based financial institution. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at this institution up to $250,000 per depositor.

e.   Property, Plant, & Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $5,000. The Company did not have any property, plant, and equipment as of December 31, 2024. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years
Building improvements	15- 39 years
Furniture and equipment	5 – 7 years
Software	5 years
Vehicles	5 years
Leasehold improvements	life of lease or useful life (whichever is shorter)

f.   Income Taxes

The Company is a corporation which is treated as a C-corporation for tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. For the year ended December 31, 2024, the Company had net losses and as such made no provision for income taxes in the accompanying financial statements and plans to carry forward any net operating losses to future periods. The Company is subject to income taxes in the State of California. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Management has not identified the existence of any uncertain tax positions.

f.   Income Taxes (continued)

Deferred Tax Assets

As of December 31, 2024, the Company recognized deferred tax assets of $108,899, primarily related to net operating loss (NOL) carryforwards. The deferred tax assets are calculated using the combined Federal and State statutory tax rate of 27.99%. The NOL carryforwards amount to $389,064 and may be used to offset future taxable income.

However, management has assessed the realizability of these deferred tax assets based on available evidence, including:

> ➢ A history of recent operating losses.
> ➢ Uncertainty regarding future taxable income.

Based on this evaluation, the Company concluded that it was more likely than not that a deferred tax asset will not be realized. As a result, the Company has recorded a full valuation allowance of $108,899, fully offsetting the deferred tax asset. Management will continue to monitor the realizability of the deferred tax assets in future periods based on changes in the Company's expectations of future taxable income.

Components of Deferred Tax Assets

Description		Amount
Net Operating Loss (NOL) Carryforward	$	389,064
Combined Federal and State statutory tax rate		27.99%
Total Deferred Tax Assets	**$**	**108,899**
Less valuation allowance		(108,899)
Net Deferred Tax Assets	**$**	**-**

Income Tax Expense Reconciliation

Description		Amount
Statutory Tax Benefit (at 27.99%)	$	(108,899)
Change in valuation allowance		108,899
Income Tax Expense (net)	**$**	**-**

g.   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

Burble Creativity Inc.
Notes to Financial Statements - for the year ended December 31, 2024

h.   Advertising Costs

 The Company expenses advertising costs as they are incurred. The Company incurred $26,910 in advertising expenses for the year ended December 31, 2024, respectively.

i.   Shareholders' Capital Structure

The Company is pursuing offerings pursuant to Regulation Crowdfunding ("Reg CF") under the Securities Act and is selling the shares directly to investors and not through registered broker-dealers who are paid commission. The maximum amounts that can be raised through Reg CF offerings are $5,000,000 in a 12-month period. The investors who contribute capital to the Company shall, upon acceptance of their subscriptions, become Series B common stock shareholders in the Company as Series A is reserved for the founding shareholder. The par value of the common stock is $0.01 and as of December 31, 2024, the Company had 4,443,279 shares of Series A common stock issued and outstanding and 375,1153 shares of Series B common stock issued and outstanding. In April 2024, the Company amended its Articles of Incorporation, which was filed on April 19, 2024. The amendment made significant updates to the Company's authorized capital structure under Article V. The total authorized shares were set at 50,000,000, with 25,000,000 shares designated as Series A Common Stock and 25,000,000 as Series B Common Stock. The amendment also enacted a 5 for-1 stock split for both Series A and Series B Common Stock, effective upon the filing of the amendment. Each issued and outstanding share of Series A and Series B Common Stock was reclassified into five shares, aligning with the Company's strategic plans for growth and liquidity. During the same period, the majority of the convertible noteholders exchanged their notes into Series B Common Stock under the revised terms following the amendment.

j.   Warrants

On October 31, 2019, the Company issued 94,635 warrants to purchase common stock at an exercise price of $0.63 per share, with an expiration date of June 30, 2029. These warrants were issued in connection with a negotiated transaction and were not valued using a formal pricing model such as Black-Scholes. The fair value was determined by mutual agreement between the Company and the counterparty. The warrants are subject to transfer restrictions under Rule 144 of the Securities Act of 1933. The warrants are exercisable for shares of common stock, with no cash settlement features, and the Company has sufficient authorized and unissued shares to satisfy potential exercises. Based on an analysis of the warrant terms under ASC 480 and ASC 815, the Company determined that the warrants meet the criteria for equity classification. Accordingly, the fair value of the warrants at issuance, as agreed by the parties, was recorded in additional paid-in capital. As of December 31, 2024, all 94,635 warrants remain outstanding and unexercised.

k.   Related Party Transactions

The Company occasionally incurs expenses that are paid in advance by the founder or principals of the Company. Consequently, as of December 31, 2024, the Company recorded $319,365 in Due to Related Parties liability in the accompanying balance sheet. The loans are owed to the founders of the Company or other entities they own.

l.   ASC 842, *Leases*

The Company has evaluated its lease agreements in accordance with ASC 842, *Leases*. The lease agreement the Company has is on a month-to-month basis which meets the definition of a short-term leases as defined in ASC 842-20-25-2. As such, the Company has elected the short-term lease exemption, which allows lessees to exclude such leases from recognition on its balance sheet.

m.   Subsequent Events

The Company's management has evaluated subsequent events and transactions for potential recognition or disclosure through April 14, 2025, the date that the financial statements were available to be issued. The Company's management is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

n.   Accounting Policy on Earnings per Share

The Company presents basic earnings per share (EPS) data for its Series A and B commons stock shares.

SAFE Impact on EPS
The Company has not presented diluted earnings per share for the current period due to the classification of its Simple Agreement for Future Equity (SAFE) as a current liability. Under the terms of the SAFE agreements, these instruments are not currently convertible into common stock and do not represent outstanding shares as of the reporting date. In accordance with ASC 260-10-45-3, instruments that are classified as liabilities are not considered potential common shares and therefore are excluded from the calculation of diluted earnings per share. The guidance specifies that only instruments that could result in the issuance of common stock and are classified as equity should be included in the diluted EPS calculation if their effect is dilutive. If, in a future reporting period, the SAFEs convert into equity, they could potentially dilute earnings per share. At that time, the Company will include such instruments in the diluted EPS calculation as required under ASC 260-10-45-5.

Burble Creativity Inc.
Notes to Financial Statements - for the year ended December 31, 2024

Convertible Debt Impact on EPS

The Company has issued a convertible promissory note that includes a conversion feature allowing for the conversion of the note's principal and accrued interest into equity securities at a discount. The following summarizes the impact of this instrument on the computation of basic and diluted earnings per share for the year ended December 31, 2024:

➢ **Basic EPS**:
  Basic EPS is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Since the Company reported a net loss of $331,843 for the year ended December 31, 2024, basic EPS reflects this loss.

➢ **Diluted EPS**:
  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. However, due to the net loss for the year, the inclusion of the convertible promissory note would be antidilutive, and thus, the basic and diluted EPS are the same.

  o **Net Loss Adjustments**:
    ▪ Net loss attributable to common stock shareholders: $(331,843)
    ▪ Add-back of interest expense attributable to convertible notes: $25,731 (net of tax adjustment)

The presented Basic EPS is calculated by dividing the net profit or loss attributable to the ordinary Series A and B common stock shares by the weighted average number of the respective shares outstanding during the period.

1. **Basic EPS Calculation**

   ➢ The net profit attributable to ordinary shareholders is divided by the weighted average number of shares outstanding during the reporting period.

   ➢ Net profit for EPS purposes is the profit after deducting all expenses and income taxes but before considering dividends paid on preference shares or any other equity instruments.

Key Assumptions:

   ➢ The Company considers only those potential ordinary shares that are dilutive and that are outstanding during the reporting period.

   ➢ Share options and warrants are considered when determining diluted EPS.

Burble Creativity Inc.
Notes to Financial Statements - for the year ended December 31, 2024

3. Simple Agreement for Future Equity (SAFE)

On February 13, 2022, the Board of Directors of Burble Creativity Inc. approved the issuance and sale of SAFEs (Simple Agreements for Future Equity) for an aggregate purchase amount of up to $3,000,000. The SAFEs provide investors the right to receive equity in the Company in connection with future financing or liquidity events, as outlined in the agreement. The terms of the SAFEs include the following key provisions:

1. **Equity Financing:** Upon the occurrence of an equity financing event, the SAFEs convert into preferred stock at a discount rate of 85% of the price per share offered in the financing.

2. **Liquidity Event:** In the event of a liquidity event, the SAFEs provide the investor with the option to either (a) receive a cash payment equal to the purchase amount or (b) receive shares of common stock based on a liquidity price.

3. **Dissolution Priority:** In a dissolution event, SAFE investors are entitled to repayment of their purchase amount before any distributions to common stockholders, subject to available funds.

4. **No Maturity or Interest:** The SAFEs have no maturity date, do not accrue interest, and remain outstanding until conversion or termination as specified in the agreement.

The Company evaluated the SAFEs under the guidance of ASC 480, *Distinguishing Liabilities from Equity*, and ASC 815, *Derivatives and Hedging*. The SAFEs were determined to meet the criteria for liability classification due to the potential for cash settlement and other contingent conversion terms. As of December 31, 2024, the total SAFE liability recorded on the balance sheet is $35,000.

4. Convertible Notes Payable

The Company has issued several convertible notes payable, which bear interest at a fixed annual rate of 8% per annum. These notes are unsecured and can be converted into common stock at the option of the holder under certain conditions, as detailed below. The principal amounts, maturity dates, and monthly payment obligations of the notes are as noted in the table below.

Summary of Balances
As of December 31, 2024, the summary of the convertible notes is as follows:

➢ **Aggregate Initial Principal Balance**: $42,013
➢ **Total Outstanding Balance:** $67,084
➢ **Total Monthly Payment:** $1,456.38
➢ **Annual Interest Rate:** 8%

Burble Creativity Inc.
Notes to Financial Statements - for the year ended December 31, 2024

4.   Convertible Notes Payable (continued)

Maturity Date Range

The convertible notes have maturity dates ranging from February 15, 2025 to September 4, 2026.

Principal payments on the convertible notes payable over the next five years are due as follows:

2025	$	33,652
2026		33,432
2027		-
Thereafter		-
	$	67,084

Conversion Terms

The convertible notes allow the holders to convert the outstanding principal and accrued interest into the Company's common stock at any time prior to maturity, under the following terms:

Mandatory Conversion

  ➢ The principal and accrued interest automatically convert into Equity Securities upon a Qualified Preferred Financing (defined as a financing event of at least $1,000,000).
  ➢ Conversion price is set at 80% of the price per share offered in the Qualified Preferred Financing.

Optional Conversion in Change of Control

  ➢ Upon a Change of Control, the lender may:

  (1) Elect repayment in cash for principal and accrued interest or

  (2) Convert the principal and interest into Common Stock at 80% of the price per share offered in the Change of Control transaction.

Fractional Shares

  ➢ No fractional shares will be issued. Cash will be paid in lieu of fractional shares based on the issue price.

Burble Creativity Inc.
Notes to Financial Statements - for the year ended December 31, 2024

4. Convertible Notes Payable (continued)

Fair Value Disclosure

> ➢ **Fair Value Measurement**: The conversion feature represents an embedded derivative that may require bifurcation and fair value measurement, depending on the terms' complexity and valuation methods.

> ➢ **Discount on Debt**: The conversion at a discount to the financing price implies a **beneficial conversion feature** that must be recognized at issuance as an equity component, reducing the carrying amount of the note.

> ➢ **Subsequent Measurement**: Periodic fair value adjustments may be necessary if the conversion feature remains bifurcated as a derivative liability.

Accounting for Convertible Notes

The Company has assessed the conversion feature for each note and determined that no embedded derivative liability exists under ASC 815 (Derivatives and Hedging). The notes are therefore classified as liabilities, with the conversion feature accounted for within equity.

Interest Expense

For the year ended December 31, 2024, the Company recognized total interest expense of $14,661 and approximately $3,116 relates to the convertible notes.

Fair Value Disclosure

The carrying amount of the convertible notes approximates fair value as of December 31, 2024, given the market terms and conditions at issuance.

5. Notes Payable

The company has other notes payable due to the U.S Small Business Administration (SBA) and a revocable trust. The terms and outstanding balances of the respective loans at December 31, 2024 are as follows:

Creditor:	U.S. Small Business Administration (SBA)
Issue Date:	July 10, 2020
Original Maturity Date:	July 10, 2050
Original Loan Amount:	$25,000
Periodic payment:	$122 per month
Interest rate:	3.75% annual fixed rate
Balance at 12-31-2024:	$23,166

Creditor:	Bournes Revocable Trust
Issue Date:	May 15, 2023
Maturity Date:	April 15, 2028
Original Loan Amount:	$19,500
Periodic payment:	$377 per month
Interest rate:	6.0% annual fixed rate
Balance at 12-31-2024:	$21,450

Principal payments on the two notes payables over the next five years are due as follows:

2025	833
2026	833
2027	833
2028	21,113
2029	2,146
Thereafter	18,858
$	**44,616**

6.   Risk and Uncertainties

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and\or residual income from its business. Certain events particular to the industry in which the Company invests, as well as general economic and political conditions or a new pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

7.   Going Concern

These financial statements are prepared on a going concern basis. The Company commenced operations several years ago and has incurred and will incur significant additional costs before achieving significant revenue or profitability. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with proceeds from its proposed private Regulation CF fundraising campaign, along with additional debt and/or other equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not take into account any adjustments that might result from these uncertainties.